Reliance Global Group, Inc.

300 Blvd. of the Americas, Suite 105

Lakewood, NJ 08701

September 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reliance Global Group, Inc.
Registration Statement on Form S-1
Filed August 27, 2025
File No. 333-289900

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Reliance Global Group, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on Thursday, September 4, 2025, or as soon as thereafter practicable.

Very truly yours,

RELIANCE GLOBAL GROUP, INC.

By:	/s/ Ezra Beyman
Ezra Beyman